UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

December 8, 2023

(Date of Report (Date of earliest event reported))

RISE COMPANIES CORP.

(Exact name of registrant as specified in its charter)

Delaware	45-4862460
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

11 Dupont Circle NW, 9th Floor, Washington, DC	20036
(Address of principal executive offices)	(ZIP Code)

(202) 584-0550

(Registrant’s telephone number, including area code)

Class B Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events

Amendment to 2014 Stock Option and Grant Plan

As recommended and approved by the Board of Directors of Rise Companies Corp. (the “Company”), including all of the independent directors, on December 5, 2023, the Company received the requisite consent of its stockholders to the amendment of its 2014 Stock Option and Grant Plan (the “Plan”) pursuant to an amendment and restatement of the Plan, to increase the number of shares of Class A Common Stock eligible for grant under the Plan by 10,000,000 shares of Class A Common Stock, from 10,100,000 shares to 20,100,000 shares.

The foregoing description of the amendment to the Company’s Plan is qualified in its entirety by reference to the copy of the Third Amended and Restated 2014 Stock Option and Grant Plan attached hereto as Exhibit 6.1 and incorporated herein by reference.

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties, including those described under the section entitled “Risk Factors” in the most recently qualified Offering Statement on Form 1-A, filed with the Securities and Exchange Commission (“SEC”), as such factors may be updated from time to time in the Company’s periodic filings and offering circular supplements filed with the SEC, which are accessible on the SEC’s website at www.sec.gov. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the SEC. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.

EXHIBIT INDEX

Exhibit No.	Exhibit Title
6.1	Third Amended and Restated 2014 Stock Option and Grant Plan

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RISE COMPAnIES CORP.

By:	/s/ Bjorn J. Hall
Name:	Bjorn J. Hall
Title:	General Counsel

Date: December 8, 2023